Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2006		2005
Earnings:
Income before income taxes	$789		$611
Add:
Interest and other fixed charges excluding capitalized interest	32		34
Estimate of portion of rent under long-term operating leases representative of an interest factor	62		52
Distributed income of investees accounted for under the equity method	—		1
Amortization of capitalized interest	1		2
Less: Undistributed equity in earnings of investments accounted for under the equity method	4		1

Total earnings available for fixed charges	$880		$699

Fixed charges:
Interest and fixed charges	$35		$37
Estimate of portion of rent under long-term operating leases representative of an interest factor	62		52

Total fixed charges	$97		$89

Ratio of earnings to fixed charges	9.07	x	7.85	x

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